Exhibit 1.01

Tower Semiconductor Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2017

This conflict minerals report for the year ended December 31, 2017 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 (the "Rule") and Form SD thereunder.  The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). "Conflict minerals" are defined as gold as well as columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten.

For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of its conflict minerals in order to determine whether the necessary conflict minerals contained in those products directly or indirectly finance or benefit armed groups in the Covered Countries, and it must submit a conflict minerals report as an exhibit to its Form SD that includes a description of those due diligence measures. In accordance with the instructions and related guidance to Form SD, this conflict minerals report has not been audited by an independent private sector auditor.

The content of any website referred to in this conflict minerals report is included for general information only and is not incorporated by reference into this document.

Design and Description of Conflict Minerals Diligence Program

The due diligence efforts by Tower Semiconductor Ltd. (unless the context indicates otherwise, “Tower,” “Company,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries for 2017) have been designed to conform in all material respects with the framework provided by the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High-Risk Areas (Second Edition, 2013) (the “OECD Guidance”).

Consistent with the OECD Guidance, our due diligence in respect of 2017 consisted of a five-step process described below:

(i)	Establish Strong Company Management Systems

The management system adopted by Tower for addressing the issue of conflict minerals in its products includes a conflict minerals policy which states, in part, that the Company:

•	Avoids the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries;

•
Expects its suppliers to have in place policies and due diligence procedures that will ensure that products and components that they supply containing conflict minerals, including conflict minerals from Covered Countries, are in fact "conflict-free", meaning that they do not directly or indirectly finance or benefit armed groups in Covered Countries;

•	Requires the Company's direct suppliers to provide it with annual declarations regarding their use of conflict minerals (utilizing a format described below);

•	Reserves the right to take appropriate action to enforce its conflict minerals policy, including discontinuing purchases from suppliers that fail to comply; and

•	Is committed to responsible sourcing of conflict minerals throughout its supply chain and to continued compliance with applicable SEC rules and regulations in this area.

The conflict minerals policy also directs any questions about such policy to the Company's Director of Quality Assurance.

Our conflict minerals policy is publicly available on our company website at www.towerjazz.com/cm_policy.html.

In order to provide transparency to our supply chain, we have adopted the Conflict Minerals Reporting Template (the "Template”), which is published by the Conflict-Free Sourcing Initiative (“CFSI”), to directly survey our suppliers. In addition, we confirm that smelters or refiners identified by such suppliers are classified and certified as "conflict-free" by CFSI (as part of CFSI's Conflict-Free Smelter Program).

All responses from suppliers are recorded and stored in an electronic database and are maintained for a minimum of five years.

Finally, our management system includes the establishment of a team of Company employees, consisting of senior operations, engineering, QA and legal personnel, to oversee implementation of the Company's conflict minerals compliance strategy.  Senior management of the Company, including the Senior Vice President of Quality and Reliability, and the Senior Vice President, Chief Legal Officer and Corporate Secretary, are briefed on a regular basis about such conflict minerals compliance efforts.

(ii)	Identify and Assess Risk in the Supply Chain

We identified two primary risks regarding our suppliers, as follows: (i) not receiving timely or accurate information, and (ii) difficulty in replacing a supplier should we determine that such supplier obtained or appears to have obtained conflict minerals from sources that support armed conflict in the Covered Countries.

Because we do not purchase tantalum directly from smelters, refiners or mines and are many steps removed in the supply chain from mining of such tantalum, we focus our efforts on surveying our direct suppliers who were required to survey their own suppliers (i.e., our upstream suppliers) in order to receive the required information.  As indicated above, we used the Template to conduct such a survey of each of our direct suppliers in order to identify and receive information regarding smelters and refiners of tantalum in our supply chain.

Following the initial distribution of the Template to our direct suppliers, we followed up through emails and telephone calls until all responses were received.  In addition, submitted Templates were reviewed for reasonableness and for missing or incomplete data, and we followed up with our direct suppliers as necessary to obtain clarifications or additional information where needed. At the end, we received a completed Template from each of our direct suppliers of tantalum (or of any material used in our manufacturing processes that contained tantalum). We then compared the smelters or refiners identified by our suppliers in their completed Templates with the list of facilities certified by CFSI as “compliant” in its Conflict-Free Smelter Program to confirm that all such smelters and refiners are certified “conflict-free”.

(iii)	Design and Implement a Strategy to Respond to Identified Risks

Per Company policy, we expect suppliers to have in place due diligence policies and procedures that ensure that materials that it supplies containing conflict minerals are in fact "conflict-free", meaning that they do not directly or indirectly finance or benefit armed groups in Covered Countries.  If at any time the Company is not satisfied with a supplier's Template responses or believes that adequate policies and procedures are not in place, it reserves the right to take appropriate action to enforce its conflict minerals policy, including discontinuing purchases from such suppliers.

In addition, conflict minerals findings are reported regularly to Tower’s Expert Materials Quality Engineer, who is responsible for collecting and reviewing all relevant conflict minerals data and formulating a proposed corporate strategy to address any risks identified by such review.

By taking these steps, we manage the risks associated with our supply chain by:

-	engaging with suppliers to obtain current, accurate and complete information about the suppliers’ supply chains; and

-	encouraging suppliers to implement responsible sourcing and work with smelters and refiners which have obtained a “conflict-free” designation from an independent, third-party auditor.

Finally, we have established an escalation process to contact suppliers upon obtaining any information that indicates that such suppliers may be sourcing necessary conflict minerals from any of the Covered Countries without a "conflict free" designation. Steps evaluated by the Company in such instances may include requiring a contracted supplier to find an alternative source for the necessary conflict minerals for use in products or components supplied to the Company, or, if appropriate, in light of all relevant circumstances, seeking an alternate source of supply and suspending or terminating the contractual relationship with such supplier.

(iv)	Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices

The Template provided to our suppliers requests information on the smelters and refiners used to provide the tantalum in our products. We do not typically have a direct relationship with smelters and refiners of such minerals and are unable to perform or direct audits of these entities within our supply chain.  Instead, we compared information regarding refiners and smelters provided by our suppliers in their Template with lists of refiners and smelters certified by the CFSI as "conflict-free”.

(v)	Report Annually on Supply Chain Due Diligence

This conflict minerals report is available on our website at http://ir.towerjazz.com/phoenix.zhtml?c=79678&p=irol-sec [check that this is correct] and has also been filed with the SEC.

Results of our Due Diligence Measures

We believe that following the OECD guidelines on due diligence and usage of the Template and CFSI's Conflict-Free Smelter Program are currently the best ways to gather information on the source of conflict minerals in our products.

Inherent Limitations on Due Diligence Measures

Our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals in our products.  Our due diligence processes are based on the data received from our direct suppliers of tantalum (or of any material used in our manufacturing processes that contained tantalum), which in turn is based on information received by those suppliers seeking similar data within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected through CFSI's Conflict-Free Smelter Program.  Such sources of information may yield inaccurate or incomplete information.

Supplier Chain Survey Responses

Each of the Company’s two direct suppliers of tantalum (or of any material used in our manufacturing processes that contained tantalum) indicated that their supply chain includes smelters or refiners sourcing from the Covered Countries.  Each of the smelters and refiners identified by such suppliers, including those that sourced tantalum from Covered Countries, has been certified as “conflict-free” by CFSI's Conflict-Free Smelter Program or has provided documentation to the supplier that they use recycled or scrap sources.

The table below lists the facilities identified by our direct suppliers which, to the extent known, may have processed the tantalum used in our products or in our manufacturing processes in 2017. All of the below-listed facilities have received a “conflict-free" designation from CFSI's Conflict-Free Smelter Program.

Metal	Smelter or Refiner Facility Name	Smelter or Refiner Location
Tantalum	H.C. Starck Co., Ltd.	THAILAND
	H.C. Starck Inc.	UNITED STATES OF AMERICA
	H.C. Starck Ltd.	JAPAN
	H.C. Starck Smelting GmbH & Co. KG	GERMANY
	H.C. Starck Tantalum and Niobium GmbH	GERMANY

	Global Advanced Metals Aizu	JAPAN
	Changsha South Tantalum Niobium Co., Ltd.	CHINA
	Conghua Tantalum and Niobium Smeltry	CHINA
	Exotech Inc.	UNITED STATES OF AMERICA
	F&X Electro-Materials Ltd.	CHINA
	Global Advanced Metals Aizu	JAPAN
	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
	Jiujiang Nonferrous Metals Smelting Company Limited	CHINA

In addition, our suppliers provided us with information regarding the countries of origin of the tantalum supplied by certain of the above smelters and refiners, a list of which is provided below.  Our suppliers did not provide specific country of origin information for certain smelters and refiners. On account of this incomplete information, Tower is unable at this time to determine and describe in this report a complete list of specific countries of origin of such conflict minerals.

Australia
Bolivia
Brazil
Burundi
Democratic Republic of the Congo
Ethiopia
India
Mozambique
Namibia
Nigeria
Rwanda
Sierra Leone
Zimbabwe

Future Due Diligence Measures

For the calendar year ending December 31, 2017, we have engaged in the due diligence process described above.  We will also continue to attempt to validate supplier responses using information collected through independent conflict-free smelter validation programs, such as that of CFSI, and will take measures as needed to address any potential risks that are identified through these due diligence efforts.

This Form SD and conflict minerals report includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking”.  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.